

BUILDING ON

STRENGTH

2003 ANNUAL REPORT


HRH®

hilb rogal & hobbs℠

We are pleased to announce that Hilb, Rogal and Hamilton is now Hilb Rogal & Hobbs. We have a new name, a new look, a common mission, updated values and a brand promise that we have been delivering on for years.


HRH®

hilb rogal & hobbs℠

PROBLEM SOLVED.℠

Contents

Who We Are

Hilb Rogal & Hobbs (HRH) is the tenth largest insurance brokerage firm in the world, with over 120 offices throughout the United States and London. We at HRH help clients manage their risks in Property and Casualty, Employee Benefits, Professional Liability, and other areas of specialized exposure. In addition, HRH offers a full range of personal and corporate financial products and services. We make it our business to understand our clients' businesses, employees and risks, as well as the insurance and financial markets, so that we can find them the insurance companies and coverages that best fit their needs.

What Our Clients Expect

Our clients know us for four values: Integrity, Accountability, Talent and Passion.

Integrity: An insurance relationship, more than any other business relationship, is built on trust. You either have it or you don't. Our clients and our insurance companies notice a difference when they deal with us.

Accountability: It's a rare company that can make excellence routine. Our formula is simple: Performance beyond the required is our standard in all we do. We make that commitment to our clients, our insurance companies and ourselves.

Talent: We believe in finding the most talented people in our business and providing an environment that allows them to do the best work of their careers.

Passion: Clients feel it. From the first meeting, they know we have passion for their business, their welfare and their success.

Our Mission is Clear

To become universally recognized as the leading provider of risk management strategies and insurance solutions.

To be held accountable for achieving superior results for clients and shareholders.

To double our company's earnings and revenues every three to five years.

To capture market share through aggressive, yet disciplined, approaches to internal growth and acquisitions.

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	2003	2002	2001	2000	1999
Total Revenues	$ 563,647	$452,726	$330,267	$262,119	$227,226
Operating Net Income[1]	$ 80,393	$ 61,049	$ 30,751	$ 21,511	$ 17,300
Operating Net Income Per Share[1]	$ 2.21	$ 1.89	$ 1.02	$ 0.76	$ 0.64
Cash Provided By Operations	$ 110,354	$ 73,372	$ 62,139	$ 47,821	$ 17,572
Total Assets	$1,049,227	$833,024	$494,076	$353,371	$317,981
Total Shareholders' Equity	$ 434,267	$310,648	$142,802	$ 88,222	$ 71,176



Operating Net Income[1]
in millions of dollars
99 00 01 02
21.5 30.8 61.0 80.4
Operating Net Income Per Share
in dollars
99 00 01 02
0.64 0.76 1.02 1.89 2.21
Total Revenues
in millions of dollars
99 00 01 02
227.2 262.1 330.3 452.7 563.6

[1] The information above and on page 4 includes references to operating net income and operating net income per share. See the inside back cover of this report for a reconciliation of these measures.

UNIFY





SHAREHOLDERS

Martin L. Vaughan, III, (front left) and Robert B. Lockhart (front right) with HRH's Executive Management Team (left side, front to back) Kimberly A. McGillicuddy, Karl E. Manke, William L. Chaufty, John P. McGrath, Benjamin H. Tyler, (center, left to right) Timothy J. Korman, Carolyn Jones, Steven C. Deal, (right side, front to back) Robert S. O'Brien, Peter E. Marcia, Michael A. Janes, and Daniel J. Donovan

During 2003, HRH advanced a number of key strategic initiatives from plan to execution, including the integration of Hobbs, the redesign of our sales process, the creation of a major accounts line of business, and the development of new business units.

As we blended the strengths of HRH and all of its acquired agencies into one unified organization, we changed our name, logo and corporate identity, and articulated a set of fundamental values that now define HRH. The year also saw a smooth executive leadership transition and the expansion of the senior management team.

Our Values

Amidst all of the progress and change, at least two important things remained constant. First, the qualities that differentiate HRH in the marketplace — **integrity, accountability, talent** and **passion** — remained the centerpiece of our identity. Second, notwithstanding all of the strategic and corporate activity, we kept an unwavering focus on the fundamentals — client service, insurance underwriting relationships and growth. As a result, operating net income per share, our key financial performance metric, achieved our stated long-term growth objective of between 15 and 20% for the sixth consecutive year.

Most worthwhile opportunities pose risks, anticipated and otherwise, and the Hobbs acquisition was no exception. However, we are focused on Hobbs' extraordinary long-term value, its strategically complementary nature, its significant contributions to HRH's new sales process, and its talented executive, production and client service professionals. While the two organizations officially became one in the third quarter of 2003 following the completion of the earn-out, functional integration in the field did not fully occur until the launch of the new sales model in January 2004.

The consolidation of certain offices, which is expected to generate expense savings, will occur over the first half of 2004.

Integration and Strategy

As part of the integration process and strategic plan, we have formulated the major accounts line of business, which provides specialized expertise for larger, more complex accounts, under the leadership of Dan Donovan, a former Hobbs executive. The team is equipped to work with producers throughout HRH by addressing the often complex risk management requirements of larger clients. The major accounts team will expand and deepen our ability to win and retain top-tier and risk managed clients, a key growth target market in HRH's current five-year plan. The major accounts structure enables our regions, in close touch with our clients, to access HRH's national resources.

We kept an unwavering focus on the fundamentals — client service, insurance underwriting relationships and growth. As a result, operating net income per share, our key financial performance metric, achieved our stated long-term growth objective of between 15 and 20% for the sixth consecutive year.

HRH's new comprehensive approach to leveraging its sales capabilities was rolled out nationally in early 2004. Throughout HRH, more than 50 teams were formed, each consisting of producers across all lines of business. Team members reinforce each other as they deliver the expertise and resources necessary to drive sales and service for a wide range of insurance solutions. If there is a need for specialty expertise not available from the team, there is a clear process for identifying and accessing HRH experts who provide the necessary support. Existing and new clients are the immediate beneficiaries of the new team organization but the mutual support and team network is also designed to raise the productivity of individual team members. There are multiple channels for rewarding team success based on greatly improved tracking capabilities, which also promote greater accountability for performance. Bob O'Brien, another experienced former Hobbs executive, who was named Vice President, Production and Sales Development, will play a key role in making the new model successful.

During the year, we added a new region, the Midwest, currently comprised of offices in four states, and headed by veteran HRH executive Jack McGrath, who will explore growth opportunities in that territory. Kim McGillicuddy, with over 20 years of extensive insurance experience, was named to head the Northeast Region, following the promotion of the former head, Bob Lockhart, to HRH's presidency.

New lines of business are a key part of our strategic plan. In 2003, we developed three areas that we had previously identified as attractive target markets: Excess and Surplus (E&S) lines brokerage, Reinsurance brokerage and Managing General Agent (MGA) business.

Financial Performance

Financial performance for 2003 was driven by a combination of organic growth, operating margin improvement and acquisitions. Results for the year were consistent with our long-term operating net income per share goal and also met our stated objectives for margin improvement and completed acquisitions. However, when it became clear in the third quarter that annual organic growth would fall short of our original outlook, we lowered our expected range and met the revised range.

Total revenues for 2003 rose to $563.6 million, an increase of 24.5% from the prior year, with acquisitions and organic growth as the primary contributors. Organic revenue growth, which excludes the effect of acquisitions and divestitures, was 5.5%, compared with 8.8% for 2002. Moderating premium rate increases and lowered exposure units, such as payrolls and sales, attributable to an uneven economic recovery, certainly influenced the comparison. In addition, there were two issues, one internal and one external, primarily affecting Hobbs, which weighed on our organic growth: a post earn-out productivity lull and legislative uncertainty affecting Executive Benefit products. We believe both issues were largely resolved by the end of 2003.

Net income for 2003 was $75.0 million, or $2.06 per share, compared with $65.1 million, or $2.01 per share, in 2002. Operating net income, defined to exclude net non-operating gains and losses, integration costs, a retirement benefit in 2003 and the cumulative effect of an accounting change in 2002, was $80.4 million, or $2.21 per share, compared with $61.0 million, or $1.89 per share, an increase of 31.7%. Diluted weighted



average shares outstanding rose 10.4% for 2003, reflecting acquisitions and a late 2002 public offering, partially offset by the repurchase of 1.1 million shares during the year.

Business Expansion

New lines of business are a key part of our strategic plan. In 2003, we developed three areas that we had previously identified as attractive target markets: Excess and Surplus (E&S) lines brokerage, Reinsurance brokerage and Managing General Agent (MGA) business. These businesses create an opportunity for HRH to compete for business that we would have outsourced to others in the past.

We acquired two agencies that specialize in E&S, Maclean, Oddy & Associates, Inc. and Bliss and Glennon, Inc., and also raised our ownership of New World E&S, LLC, to 100%. In addition, we were fortunate to have attracted talented industry veteran Bryan Sanders to lead and grow our E&S business. HRH entered the Reinsurance brokerage business through the acquisition of Alexander, Brooks & Stevens Limited, which is based in London where HRH already has a Lloyd's broker. Finally, early in 2003, we acquired Freberg Environmental, a well-regarded environmental risk insurance agency that also operates as an MGA, adding to our existing MGA capacity, which has been positioned for future growth.

Acquisitions

During 2003, HRH acquired a total of six agencies that generated approximately $46 million in annualized revenues, toward the upper end of our stated objective of $30 to $50 million for the year. We continued to take a highly selective and disciplined approach to finding firms that share our values, fit our growth strategy and are accretive to earnings. HRH's M&A team, headed by Tim Korman, with its proven track record as an acquirer, continues to attract a robust pipeline of potential deals. In 2003, we acquired the following six operations:

- Freberg Companies, Denver, Colorado
- Sheppard Riley Coughlin, Boston, Massachusetts
- Aaron Wolfe Agency, Vineland, New Jersey
- Maclean, Oddy & Associates, Dallas, Texas
- Bliss and Glennon, Redondo Beach, California
- Alexander, Brooks & Stevens, London, England

Looking Forward

Looking forward, our ability to deliver insurance and risk management services has never been greater; our resources and organization, never more focused on helping clients navigate volatile insurance markets. We are confident in our enhanced capabilities and remain committed to achieving our long-term growth goals.

In closing, I would like to express my appreciation first and foremost to you, our shareholders, for your confidence in HRH. I also thank HRH's clients for their business, our employees for their hard work and dedicated service, and our board of directors for its advice and counsel. I look forward to reporting continued progress during 2004.

Martin L. Vaughan, III

Chairman and Chief Executive Officer

An insurance relationship is built on trust. At HRH, our clients and carriers notice a difference when they work with us. At HRH's Executive Risk Solutions Practice, for instance, clients feel secure knowing they are being served by the best D&O team in the business.

Integrity at Its Best

HRH's Fred Podolsky and Susanne Murray, Esq., are experts—on executive risk, related insurance, and how to create a team that truly serves the needs of their clients, who are mostly large, national companies with complex insurance requirements. Over the past year, they've built such a team out of HRH's New York office. Known as HRH's Executive Risk Solutions Practice, the team builds on the strengths of all its members and includes claims attorneys, legal liability specialists, technical insurance experts, and top-notch brokers with exceptional market knowledge and insurance company relationships. No team member has fewer than 15 years' experience, and Podolsky and Murray—nationally recognized Directors & Officers Liability (D&O) experts who are frequently quoted in national media—have been advising clients on executive risk insurance for more than 20 years. In addition, their practice is an HRH Center of Excellence and a source of D&O knowledge and assistance for the entire company.

Podolsky and Murray believe their group's collaborative approach, and the value that approach adds for clients, is what makes them unique in the industry. "We offer a team service that blends marketing, claims and consulting with 20 years of experience, so the end result is markedly superior to what anyone else can offer," Podolsky says.

Gary Schmidt, Esq., agrees. As General Counsel for Alberto-Culver Company, a multi-national, multi-billion-dollar manufacturer and marketer of hair and skin beauty care products, Schmidt is responsible for the company's executive risk program. Best known for its flagship product Alberto VO5, Alberto-Culver operates 17 plants around the world, employs 20,000 people, and sells its products in over 120 countries worldwide. Its Sally Beauty Company, with nearly 3,000 stores and over 1,200 professional sales consultants, is the largest marketer of professional beauty care products in the world.

Of Podolsky, Murray and the Executive Risk Solutions Practice they've built, Schmidt says, "There's nobody better in the business. Executive protection is a complicated and critical area. I know when I am working with Fred, Susanne, and their team that I am getting the best advice, service, coverage and results out there. From day one, they took the time to know and understand our business and designed a program that gives us the best protection and value available. And while anyone can sell you insurance, actually getting expert advice that you can count on, superior service and assistance in getting claims paid is where the magic comes in. Fred, Susanne, and their team routinely deliver on all counts." □



Members of HRH's Executive Risk Solutions Practice: (left to right) Susanne Murray, Donald Roberts, Fred Podolsky, Janet Dreifuss and Kamy Vacca

Claiming Success

Janet Dreifuss, Esq., doesn't miss a sales call. As Director of Claims for HRH's Executive Risk Solutions Practice and a claims attorney, she knows how important superior claims service is to potential clients, and she's eager to show them what HRH has to offer. Dreifuss says, "Claims assistance is a critical issue in the executive risk marketplace. From the first sales presentation, we show potential clients that we understand the impact claims have on their insurance programs and that we are here to help. As claims specialists, we can effectively advocate for our clients with ongoing and potential claims, act as an intermediary between client and insurance company, and often nip problems in the bud. Many times, companies do not realize what they have to do to get a claim paid. We know, and we streamline and simplify the process. In the end, our clients save time and money by working with experts." □







Alberto-Culver Company's Gary Schmidt, General Counsel, and Sandy Rimes, Corporate Risk Manager

INTEGRITY



Duane MacEntee, Vice President of Quality, Administration, and Field Services, SpectraSite Communications, Inc.

ACCOUNTABILITY



It's a rare company that can make excellence routine. Our formula is simple: Performance beyond what's required is our standard in all we do. That's because the people of HRH stand out from the crowd. Take David Hobbs, for example. Excellence is the only standard he knows.

A Relationship to Count On

David Hobbs' relationship with SpectraSite Communications, Inc., a leading wireless communications company, dates back to the company's inception over seven years ago, when it was just a few people and a business plan. Throughout the years, Hobbs, President of HRH's Alabama offices, has worked alongside SpectraSite through thick and thin and has been someone this dynamic company can count on.

Duane MacEntee, SpectraSite's Vice President of Quality, Administration, and Field Services, explains that, as the millennium approached, the company experienced a period of rapid growth that brought employee ranks to nearly 2,500. This was followed by subsequent downsizing, as SpectraSite faced the same challenges as everyone in the telecommunications industry. By October 2003, the company rebounded and was listed on the New York Stock Exchange.

MacEntee says, "As our business has evolved through the challenges the entire telecommunications industry faced, David has been right there, shoulder-to-shoulder with us—negotiating with underwriters on our behalf, ensuring continuity of insurance, keeping us informed. That's important to us: He delivered when we needed him to."


Buyers fear a short soft market: RIMS survey
Benchmark...
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Joe Picone, Senior Vice President, HRH Claims Management Services, and National Claims Director

Excellent Communication, and More

Based in Cary, North Carolina, SpectraSite is one of the leading providers of outsourced antennae sites to the wireless communications and broadcast industries in North America. The company owns, licenses and leases antennae sites on towers and manages rooftop and in-building telecommunications access on commercial real estate. Its customers include leading wireless communications providers and broadcasters.

HRH is the insurance broker for all of SpectraSite's Property and Casualty and Directors & Officers Liability coverages, including Employment Practices Liability, Errors & Omissions, Crime, Fiduciary, Kidnap and Ransom, Workers Compensation, Auto, Building Contents, and the company's Surety program. The key to HRH's success, believes MacEntee, is that Hobbs has worked hard to understand the business SpectraSite is in and, as a result, he understands the associated risks.

MacEntee explains, "That's really what David's value proposition is to us: It's easier to communicate with him as a broker than anyone I've ever communicated with in that capacity before. Because he was in it from the beginning and understands the whole business model, David's in tune with us. He's essentially an extension of our team. In addition, David has always been ultra responsive and accountable back to me. That's one of his strengths—maintaining a high degree of accountability to his clients." □

Building Claims

HRH's Joe Picone doesn't mess around. It's been less than a year since he and HRH's Claims Steering Committee received orders to build the nation's best claims brokerage services at HRH. The result: a new National HRH Claims Services Unit that all producers can use, which provides exceptional claims and risk management services for large, complex accounts and rivals all others in the industry. To build the unit, HRH pulled the best talent from across the organization and will hire new talent where necessary. In addition, Picone and the Claims Steering Committee developed Best Practices for Claims, detailed in a new HRH Claims Services Guide, and a Claims and Risk Management Services link on HRH's InfoSource intranet site. Claims services tools that can be used by all HRH claims professionals are posted on the site. Picone says, "Claims is taking the lead in developing one of many Centers of Excellence at HRH. The new national claims structure provides all producers with the sophisticated claims and risk management tools necessary to provide exceptional service and form lasting partnerships with clients." □

At HRH, we find the most talented people in our business and provide an environment that allows them to do the best work of their careers. Meet Sheppard Riley Coughlin, which came to HRH in 2003 through acquisition and recently joined forces with existing HRH talent to form a new, stronger Boston HRH operation.

Building on Talent

At HRH, you don't have to dig deep to meet some of the industry's best insurance professionals. Tom Sheppard, a Property and Casualty (P&C) expert whose career spans 30 years, is a leader in his field. As President and CEO of Sheppard Riley Coughlin (SRC), Sheppard and his partners, Tom Riley and Priscilla Coughlin, have built one of the most respected P&C insurance brokerage firms in Boston. SRC, which represents mostly large and middle-market clients in the healthcare, real estate, high tech, hospitality and construction industries, recently joined forces with HRH's other Boston operation—a premier employee benefits agency. The combination, says Sheppard, will make HRH one of the key players in the country. "Both operations work at the highest echelons of business in terms of large, complex accounts. It's definitely a case of one plus one equals about four," he says.

One of SRC's greatest strengths is Owner Controlled Insurance Programs or "wrap ups." In fact, SRC's greatest visibility has come from work on a large wrap-up project—the Boston Central Artery/Tunnel Project, better known as "The Big Dig," the largest civil public works project in the United States. When completed in 2005, The Big Dig will comprise 161 lanes of highway, about half underground, including four major highway interchanges and the widest cable-stayed bridge in the world.

SRC became the insurance broker for The Big Dig in 1991, working for Bechtel Corporation, the project's management consultant, as part of the joint venture, Bechtel/Parsons Brinckerhoff. Founded in 1898, Bechtel has completed more than 20,000 projects in 140 countries, including the Hoover Dam, the Channel Tunnel, and Hong Kong International Airport.

As the project's broker, SRC designed The Big Dig's wrap-up program and placed all insurance, which, over the years, has covered up to 400 contractors and 5,000 employees at a time. It remains the largest single insurance placement made in the P&C business in the world. In addition, SRC's wrap-up unit, overseen by Sheppard and Senior Vice President Virginia Troisi, handles and monitors all claims, monitors the project's safety record, renews policies and provides general oversight and auditing.

Lorne Parker, Bechtel's Risk Manager, says, "Bechtel has worked with SRC for over 13 years on the insurance program for the Central Artery/Tunnel Project. Tom Sheppard and his team have consistently provided the highest level of service and focus throughout. We are proud of the excellent results this partnership has delivered." □


Bryan Sanders, President, Dominion Specialty Group, Inc.

Excessive Talent

Bryan Sanders doesn't flinch at the mention of wind, fire or torrential rain. As President of Dominion Specialty Group, Inc., HRH's new Excess and Surplus (E&S) operation, he's building a national wholesale unit prepared to handle almost any hard-to-place risk. Sanders joined HRH in 2003 to develop HRH's E&S capabilities. Since then, HRH has acquired two top E&S agencies with exceptional talent and purchased the remaining shares of a third: Bliss and Glennon, Inc., one of the finest Managing General Agencies and wholesale brokers in California, with a specialty in construction; Maclean, Oddy & Associates, Inc., of Texas, a recognized E&S leader, with specialists in the energy, oil and gas industry; New World E&S, LLC, of Connecticut, experts in Umbrella and Excess Liability and risks associated with the railroad service industry. In addition, HRH's Integrated Risk Solutions of San Francisco specializes in large or difficult property. Sanders says, "In 2003, HRH set out to build a premier national wholesale E&S unit. In a short time, we've brought together some of the best E&S talent in the business. It only gets better from here." □

Images of The Big Dig: Tube #12, the first steel tube section of the Ted Williams Tunnel to be delivered and outfitted at the Black Falcon Pier, South Boston, and (below) The Leonard P. Zakim Bunker Hill Bridge at night

TALENT



(Left to right) S.M. Stoller Corporation's Nicholas J. Lombardo, President; Curtis G. Hull, Senior Vice President; and James P. Moran, Senior Vice President Below: (front row) Freberg's Stacy Brown, Danelle Nielsen; (back row) HRH's Andy Raabe, Don Appleby, David Goldman and Bruce Abramson

PASSION



Clients feel it. From the first meeting, they know the people of HRH have passion for their business, their welfare and their success. And that means having the knowledge and drive to bring all of HRH's resources together for the benefit of each client.

A Passion for Teamwork

HRH's Don Appleby has a passion for bringing people together. When he heard that Colorado-based S.M. Stoller Corporation, a rapidly growing environmental consulting firm, had a need for Surety bonding—his specialty—he was happy to pursue the lead and see if he could help. While working with Stoller, which provides environmental, waste management, remediation and ecological services for the government and private companies from offices in eight states, Appleby uncovered a host of other insurance and risk management advantages and proceeded to introduce Stoller to the HRH specialists who could help.



SOUT
76699HY

...ss Burleson, Senior Vice President of Finance,
Southeastern Freight Lines, Inc.

First in was Andy Raabe from HRH's Colorado Property and Casualty (P&C) department. With Stoller less than 30 days from its P&C renewal and its environmental insurance carrier pulling out of the market, Raabe had to work fast to create a comprehensive package that would meet the company's current and long-terms needs—from Auto, Workers Compensation and Inland Marine insurance to Environmental, General, Professional and other Liability coverages. He brought in HRH's Freberg Environmental to work out the necessary environmental coverage. Freberg's Tom Owen, Danelle Nielsen and Stacy Brown all worked diligently with Raabe to make sure Stoller got the program it needed in place on time.

Stoller's concern over the high cost of Employee Benefits was addressed next. HRH Employee Benefits expert, David Goldman, explained alternative funding options, which Stoller was not aware were a cost-saving alternative for this nearly 400-employee company. After Goldman detailed options, as well as coverage and cost benefits, Stoller decided to work with HRH to manage and structure the future of its Medical, Dental and related plans.

Life Insurance to fund business continuation was the next critical need. HRH's Bruce Abramson deftly took over this sensitive area and proposed creative, thoughtful solutions that will help protect the company's future.

HRH has worked closely with Stoller's owners in designing each facet of the company's insurance and risk management program. Stoller's owners/executive management, Nicholas Lombardo, Curtis Hull and James Moran, are pleased with the results. They agree with Stoller Controller, Patty Mawe, who says, "HRH provides customer service that goes well beyond the norm, which is crucial for a rapidly growing company like Stoller. Andy touches base weekly to ensure our current and future needs are being met. He and HRH add value beyond the coverages because they take a personal interest in our business." □

King of the Road

Nobody knows more about risk management and the large trucking industry than HRH's Alan Shetzer, Executive Vice President of HRH's Transportation Unit. Through the course of his nearly 40-year career, Alan has made it his business to learn all there is to know about the industry and each of his clients. Today, he is recognized as a leading transportation authority and speaks regularly at American Trucking Association meetings.

Southeastern Freight Lines, Inc., for one, counts on Alan's expertise. This South Carolina-based freight company operates 65 service centers in 10 U.S. states and Puerto Rico and owns a fleet of over 2,000 tractors and 6,000 trailers. Russ Burleson, Southeastern's Senior Vice President of Finance, says, "Alan focuses on what sets us apart from all others—our safety record—and sells our difference to carriers. The combination of his industry expertise, knowledge of our company and relationships with carriers is a formula that works for us. Alan blows the competitors away." □



HRH's Sales Force at its first annual National Production Meeting in January 2004

Building on Strength—Together

Over the years, HRH has worked with **integrity** and **passion** to create a superior insurance and risk management organization by getting the necessary resources and **talent** in place, building on the strength of all its members, and developing a truly **accountable** sales force. Step by step, HRH's sales force has come together to form an impressive force. Nearly 50 newly formed sales teams, each made up of producers from across each region and across all lines of business, are working together to reinforce each other as they deliver the expertise and resources necessary to drive sales and service. The new team structure will benefit clients and also raise the productivity of individual team members. Those members got the opportunity to meet in January 2004 at HRH's first annual National Production Meeting. For the first time in HRH's history, all of its producers came together under one roof. The nearly 600-strong sales force used the opportunity to share information, resources and ideas—and truly benefit from their combined strength. □

SALES FORCE



In 2003, we at HRH made a commitment to use our strength as an organization to build better communities where we live and work by partnering with Habitat for Humanity®. Through HRH's charitable foundation and with its employees, HRH has committed $1 million and thousands of volunteer hours in 2003 and 2004 to this rewarding venture.



Building Better Communities

In 2003, in cities across the United States where HRH has offices, the sounds of home construction could be heard. These HRH-sponsored Habitat for Humanity homes are located in or near cities where there is a widespread need for durable, affordable housing. In 2003, 524 HRH employees and 72 of our business partners volunteered 6,400 project hours in 85 days to build seven houses, one each in seven cities:

- Hartford, Connecticut
- Denver, Colorado
- Columbus, Ohio
- Richmond, Virginia
- Birmingham, Alabama
- Oklahoma City, Oklahoma
- Dallas, Texas

In addition, many HRH employees spent countless hours working on projects sponsored by others.

In 2004, HRH will build six homes in six more cities:

- Boston, Massachusetts
- Washington, DC/Baltimore, Maryland area
- Atlanta/Gainesville, Georgia area
- Orlando, Florida
- McAllen, Texas
- San Francisco Bay area

HRH's Chairman and CEO Martin L. Vaughan, III, says, "When HRH chose Habitat as its national cause, we expected this partnership to be successful, but we had no idea how many lives we would touch and how many lives would touch ours. All of us at HRH who volunteered to build these homes feel as if we came away with more than we gave. It feels good to do good. We are looking forward to another successful year of helping to build better communities." □

HABITAT FOR

HUMANITY



SELECTED FINANCIAL DATA

Hilb Rogal & Hobbs

(in thousands, except per share amounts)	Year Ended December 31 2003	2002	2001	2000	1999
Statement of Consolidated Income Data[1]:					
Commissions and fees[3]	**$ 555,732**	$446,673	$323,078	$256,366	$219,293
Investment income	**3,151**	2,439	2,585	2,626	2,046
Other	**4,764**	3,614	4,604	3,127	5,887
Total revenues	**563,647**	452,726	330,267	262,119	227,226
Compensation and employee benefits	**302,497**	245,405	182,397	146,442	125,577
Other operating expenses	**97,358**	80,308	62,095	50,165	44,999
Depreciation	**9,082**	7,771	6,116	5,357	4,501
Amortization of intangibles[2]	**9,828**	5,320	13,868	12,239	10,690
Interest expense	**10,692**	10,665	9,061	8,179	6,490
Integration costs	**4,094**	—	—	—	1,900
Retirement benefit	**5,195**	—	—	—	—
Total expenses	**438,746**	349,469	273,537	222,382	194,157
Income before income taxes and cumulative effect of accounting change	**124,901**	103,257	56,730	39,737	33,069
Income taxes	**49,947**	42,082	24,381	17,610	13,583
Income before cumulative effect of accounting change	**74,954**	61,175	32,349	22,127	19,486
Cumulative effect of accounting change, net of tax[3,4]	**—**	3,944	—	(325)	—
Net Income[2]	**$ 74,954**	$ 65,119	$ 32,349	$ 21,802	$ 19,486
Net Income Per Share — Basic:					
Income before cumulative effect of accounting change	**$ 2.17**	$ 2.09	$ 1.18	$ 0.84	$ 0.76
Cumulative effect of accounting change, net of tax[3,4]	**—**	0.14	—	(0.01)	—
Net income	**$ 2.17**	$ 2.23	$ 1.18	$ 0.83	$ 0.76
Net Income Per Share — Assuming Dilution:					
Income before cumulative effect of accounting change	**$ 2.06**	$ 1.89	$ 1.07	$ 0.78	$ 0.72
Cumulative effect of accounting change, net of tax[3,4]	**—**	0.12	—	(0.01)	—
Net income	**$ 2.06**	$ 2.01	$ 1.07	$ 0.77	$ 0.72
Weighted average number of shares outstanding:					
Basic	**34,595**	29,240	27,411	26,224	25,752
Assuming Dilution	**36,304**	32,876	31,160	29,784	28,014
Dividends paid per share	**$ 0.3675**	$ 0.3575	$ 0.3475	$ 0.3375	$ 0.3275
Consolidated Balance Sheet Data:					
Intangible assets, net	**$ 614,246**	$441,973	$266,083	$196,658	$184,048
Total assets	**1,049,227**	833,024	494,076	353,371	317,981
Long-term debt, less current portion	**174,012**	177,151	114,443	103,114	111,826
Other long-term liabilities including deferred income taxes	**42,281**	21,180	11,786	11,034	10,672
Total shareholders' equity	**434,267**	310,648	142,802	88,222	71,176

[1] See Note K of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 2000 and 1999, the company consummated eleven and three purchase acquisitions, respectively, including the acquisition of American Phoenix Corporation in May 1999.

[2] Adoption of FASB Statement No. 142, "Goodwill and Other Intangible Assets," required the company to cease goodwill amortization as of January 1, 2002. For the years ended December 31, 2001, 2000 and 1999, goodwill amortization, net of tax, was $8.4 million, $6.7 million and $5.4 million, respectively.

[3] Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business. See Note B of Notes to Consolidated Financial Statements for information.

[4] Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, required the company to establish a reserve for policy cancellations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The income of an insurance brokerage operation such as the company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to the company. From 1987 until 1999, the property and casualty insurance industry had been in a "soft market;" however, beginning in 2000, the industry experienced firming of commercial premium rates which continued through 2002. In 2003, the industry has observed more moderate increases in commercial premium rates. The company's 2003 revenues have increased due to acquisitions — primarily the addition of Hobbs Group, LLC (Hobbs) on July 1, 2002 — , moderate premium rate increases and net new business. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the company's operations in the future.

On July 1, 2002, the company acquired all of the issued and outstanding membership interest units of Hobbs other than those owned by Hobbs IRA Corp. (HIRAC), and all of the issued and outstanding capital stock of HIRAC, pursuant to a purchase agreement dated May 10, 2002, by and among the company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC. The assets and liabilities of Hobbs have been revalued to their respective fair market values. The financial statements of the company reflect the combined operations of the company and Hobbs from the closing date of the acquisition.

In May 2003, Martin L. Vaughan, III, became Chairman and Chief Executive Officer of the company upon the retirement of Andrew L. Rogal, the former Chairman and Chief Executive Officer. In August 2003, Robert B. Lockhart was appointed as the company's President and Chief Operating Officer, a position previously held by Mr. Vaughan.

In September 2003, the company announced that it was changing its name to Hilb Rogal & Hobbs Company and immediately began doing business under the new name. The company's board of directors approved an amendment to the company's articles of incorporation to change the name subject to approval by the company's shareholders at the May 2004 annual meeting. The company's New York Stock Exchange ticker symbol will continue as "HRH."

Results of Operations

For 2003, net income was $75.0 million, or $2.06 per share, compared to $65.1 million, or $2.01 per share, last year. Net income for 2003 included a one-time retirement benefit charge, net of tax, of $3.2 million, or $0.09 per share, and integration costs, net of tax, of $2.5 million, or $0.07 per share. For 2002, net income reflected a one-time addition, net of tax, of $3.9 million, or $0.12 per share, for a cumulative effect of an accounting change relating to revenue recognition. In addition, non-operating gains, net of tax, were $0.2 million and $0.1 million for 2003 and 2002, respectively. Diluted weighted average shares for 2003 increased 10.4% from the prior year due to acquisition-related share issuances and a public offering in November 2002 partially offset by share repurchases.

The 2003 retirement benefit charge represents a contractual retirement benefit for Andrew L. Rogal, the company's former Chairman and Chief Executive Officer, who retired in May 2003. This charge consists primarily of compensation and the accelerated vesting of stock options and non-vested stock. Integration costs in 2003 represent one-time costs associated with the company's integration of Hobbs, which began after the completion of the Hobbs June 30, 2003, earn-out. These costs include severance, other employee-related costs, facility costs and branding expenses.

For 2002, net income was $65.1 million, or $2.01 per share, compared to $32.3 million, or $1.07 per share, for 2001. Net income in 2002 reflects a one-time addition, net of tax, of $3.9 million or $0.12 per share, for the cumulative effect of an accounting change relating to revenue recognition. For 2001, net income includes goodwill amortization, net of tax, of $8.4 million, or $0.27 per share. Non-operating gains, net of tax, were $0.1 million and $1.6 million for 2002 and 2001, respectively.

Effective January 1, 2002, the company adopted Financial Accounting Standards Board Statement No. 142 (Statement 142) relating to goodwill and other intangible assets which, among other things, ended the practice of amortizing goodwill. Also, effective January 1, 2002, the company changed to an accrual basis from a cash basis for commissions on premiums billed and collected directly by insurance companies for middle-market property and casualty business which resulted in a 2002 cumulative effect of accounting change addition to net income.

Commissions and fees for 2003 were $555.7 million, an increase of 24.4% from commissions and fees of $446.7 million during the prior year. Approximately $87.2 million of commissions and fees were derived from new insurance agencies and accounts purchased in 2003 and 2002. This increase was offset by decreases of approximately $2.5 million from the sale of certain accounts in 2003 and 2002. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 5.5%. This increase principally reflects net new business production and moderate premium rate increases. In addition, commissions and fees were impacted by a Hobbs post earn-out productivity lull and legislative uncertainty affecting executive benefit products. The company believes both matters were largely resolved by the end of 2003.

Commissions and fees for 2002 were $446.7 million, an increase of 38.3% from commissions and fees of $323.1 million during the prior year. Approximately $97.2 million of commissions and fees were derived from new insurance agencies and accounts purchased in 2002 and 2001. This increase was offset by decreases of approximately $2.1 million from the sale of certain offices and accounts in 2002 and 2001. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 8.8%. This increase principally reflects new business production and a continued strong rate environment slightly offset by continued culling pursuant to the company's focus on writing and renewing profitable business.

Total operating expenses for 2003 were $438.7 million, an increase of $89.3 million, or 25.5% from 2002. For 2002, total operating expenses were $349.5 million, an increase of $75.9 million, or 27.8% from 2001.

Compensation and employee benefits costs for 2003 were $302.5 million, an increase of $57.1 million, or 23.3% from 2002. Increases include approximately $48.0 million related to 2003 and 2002 purchase acquisitions and increases in revenue production partially offset by decreases of $1.3 million related to accounts sold. Compensation and employee benefits costs for 2002 were $245.4 million, an increase of $63.0 million, or 34.5% from 2001. Increases include approximately $48.9 million related to 2002 and 2001 purchase acquisitions and increases in revenue production and performance-based compensation agreements offset in part by decreases of $1.0 million related to offices and accounts sold.

Other operating expenses and depreciation expense for 2003 were $97.4 million and $9.1 million, respectively, or 21.2% and 16.9% higher than 2002. Increases relate primarily to purchase acquisitions in 2003 and 2002, higher insurance costs and costs associated with revenue growth.

Other operating expenses and depreciation expense for 2002 were $80.3 million and $7.8 million, respectively, or 29.3% and 27.1% higher than 2001. Increases relate primarily to purchase acquisitions in 2002 and 2001, higher insurance costs and costs associated with revenue growth.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased by $4.5 million, or 84.7%, in 2003 which is attributable to acquisitions consummated during 2003 and 2002. Amortization expense decreased by $8.5 million, or 61.6%, in 2002 due primarily to the company's adoption of Statement 142's provision to cease goodwill amortization. This effect was partially offset by amortization related to intangible assets acquired in 2002 acquisitions, primarily Hobbs.

Interest expense was unchanged in 2003, and increased by $1.6 million, or 17.7% in 2002. For 2003 interest expense, the impact of additional average borrowings for acquisitions was offset by the conversion of the company's convertible debt in November 2002. The 2002 increase is due to additional borrowings under the credit facility related to acquisitions, offset somewhat by decreased interest rates. The primary borrowing in 2002 related to the Hobbs acquisition.

The effective tax rate for the company was 40.0%, 40.8% and 43.0% in 2003, 2002 and 2001, respectively. The 2003 rate decreased primarily due to state tax planning. The 2002 rate decreased mainly due to the company's adoption of Statement 142, which ceased goodwill amortization. This eliminated non-deductible goodwill amortization differences. An analysis of the effective income tax rate is presented in "Note F — Income Taxes" of Notes to Consolidated Financial Statements.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the company's operations.

Liquidity and Capital Resources

Net cash provided by operations totaled $110.4 million, $73.4 million and $62.1 million for 2003, 2002 and 2001, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $11.8 million, $6.6 million and $5.6 million for 2003, 2002 and 2001, respectively. Cash outlays related to the purchase of insurance agencies amounted to $46.0 million, $107.0 million and $34.9 million in 2003, 2002 and 2001, respectively. Cash outlays for such insurance agency acquisitions have been funded through operations and long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through common stock and/or deferred cash and common stock payments, see "Note K —

Acquisitions" of Notes to Consolidated Financial Statements. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $1.3 million, $2.7 million and $4.8 million in 2003, 2002 and 2001, respectively. The company did not have any material capital expenditure commitments as of December 31, 2003.

Financing activities provided (utilized) cash of ($62.8) million, $118.1 million and ($4.0) million for 2003, 2002 and 2001, respectively, as the company borrowed funds to finance acquisitions, raised additional equity capital in 2002, made debt payments and annually increased its dividend rate. In addition, during 2003, the company repurchased, on the open market, 1,132,800 shares of its common stock for $33.5 million under its stock repurchase program. The company did not repurchase any shares in 2002. The company is currently authorized for 2004 and later years to purchase up to $20.0 million annually of its common stock subject to market conditions and other factors.

On July 1, 2002, the company signed the Second Amended and Restated Credit Agreement (Amended Credit Agreement). The agreement provided a $190.0 million term loan facility ($30.0 million of which was retained from the previous credit agreement). The Amended Credit Agreement also continued the availability to the company of a revolving credit facility in the aggregate principal amount of $100.0 million. The proceeds were used in part to fund the cash portion of the Hobbs acquisition. In July 2003, the company amended the credit facility to increase the available revolving credit portion of the facility to $130.0 million and extend the revolving credit maturity to December 31, 2006. In addition, the company modified certain covenants of the credit facility and repaid $12.9 million of the term loans outstanding under the credit facility. At December 31, 2003, the company had term loans of $154.3 which are due in various amounts through 2007, including $149.6 million due in 2007, and revolving credit facility borrowings of $10.0 million outstanding under the Amended Credit Agreement, with $120.0 million available under the revolving credit facility for future borrowings.

The Amended Credit Agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, payment of dividends and repurchases of common stock. Management does not believe that the restrictions contained in the Amended Credit Agreement will, in the foreseeable future, adversely affect the company's ability to pay cash dividends at the current dividend rate.

In November 2002, the company sold 1,150,000 shares of its common stock for net proceeds of approximately $40.9 million. The company used the proceeds to repay indebtedness, for acquisitions and for other general corporate purposes. Concurrent with this sale, The Phoenix Companies, Inc. converted all of the Convertible Subordinated Debentures that it held into 2,813,186 shares of the company's common stock. In connection with the conversion, the company amended the voting and standstill agreement with The Phoenix Companies, Inc. and its subsidiaries.

The company had a current ratio (current assets to current liabilities) of 0.99 to 1.00 as of December 31, 2003. Shareholders' equity of $434.3 million at December 31, 2003, increased from $310.6 million at December 31, 2002, and the debt to equity ratio of 0.40 to 1.00 at December 31, 2003 decreased from the prior year-end ratio of 0.57 to 1.00 due to net income and the issuance of common stock, including the income tax benefit from the exercise of stock options, offset in part by dividends and the repurchase of common stock.

The company has the following future payments related to contractual obligations as of December 31, 2003:

(in millions) Contractual Obligations	Total	Payments due by Period Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt	**$183.3**	$10.9	$ 9.0	$ 3.9	$159.5	
Operating leases	**110.5**	22.5	20.3	16.6	13.8	$37.3
Other long-term liabilities	**13.2**	1.6	2.1	1.1	2.3	6.1
Total obligations	**$307.0**	$35.0	$31.4	$21.6	$175.6	$43.4

The company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the company's short- and long-term funding needs.

Business Acquisition

On July 1, 2002, the company acquired all of the issued and outstanding membership interest units of Hobbs other than those owned by HIRAC, and all of the issued and outstanding capital stock of HIRAC, pursuant to a purchase agreement dated May 10, 2002, by and among the company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC. Hobbs is one of the nation's premier insurance brokers serving top-tier clients and provides property and casualty insurance brokerage, risk management, and executive and employee benefits services. This acquisition allows the company to expand its capabilities in the top-tier market. In addition, Hobbs provides the company with additional market presence and expertise in the employee benefits services area and an increased presence in executive benefits. Hobbs also brings increased depth to the geographic reach of the company's existing national platform.

At the acquisition date, the company paid approximately $116.5 million in cash, which included acquisition costs of $2.3 million and the company's assumption and retirement of certain debt of Hobbs, and issued to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC an aggregate of 719,729 shares of the company's common stock valued at $31.6 million. In addition, the company paid contingent consideration in August 2003 consisting of $38.4 million in cash and the issuance of 1,751,747 shares of the company's common stock valued at $56.7 million. The company has further agreed to assume and satisfy certain existing deferred compensation and earn-out obligations of Hobbs from Hobbs' prior acquisitions estimated to approximate a net present value of $30 million at the date of acquisition. The assumed existing earn-outs will be recorded when their respective contingencies are resolved and consideration is paid.

Market Risk

The company has certain investments and utilizes derivative financial instruments (on a limited basis) which are subject to market risk; however, the company believes that exposure to market risk associated with these instruments is not material.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions. The company believes that of its significant accounting policies (see "Note A—Significant Accounting Policies" of Notes to Consolidated Financial Statements) the following may involve a higher degree of judgment and complexity.

Revenue Recognition

The company is engaged in insurance agency and brokerage activities and derives revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our subsidiary agencies place their clients' insurance. Generally, commission income (and fees in lieu of commission), as well as the related premiums receivable from clients and premiums payable to insurance companies, is recognized as of the effective date of insurance coverage or billing date, whichever is later, net of an allowance for estimated policy cancellations. Contingent commissions and miscellaneous commissions are recorded as revenue when received. Service fees are recognized when the services are rendered. Override commissions are recorded as earned.

Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. Commissions on premiums billed and collected directly by insurance companies on non-middle-market property and casualty and employee benefits business are recorded as revenue when received.

Allowance for Doubtful Accounts

The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate. If the financial condition of the company's clients were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. In addition, the company has the ability to cancel coverage for clients who have not made required payments.

Intangible Assets

The company has acquired significant intangible assets in business acquisitions. The valuation of intangible assets is subject to significant assumptions including projected future operating results. The determination of estimated useful lives and whether the assets are impaired requires significant judgment and affects the amount of future amortization and possible impairment charges. The company tests goodwill for impairment in accordance with Statement 142. In addition, intangible assets subject to amortization are periodically reviewed to determine that no conditions exist indicating a possible impairment.

Income Taxes

The company records an income tax provision for the expected tax consequences of its reported results. The company's provision includes deferred income taxes to reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company evaluates its ability to realize the deferred tax assets in the future and records a valuation allowance when necessary. The determination of income taxes and assessment of future realization of deferred tax assets requires significant judgment due to the complexity of tax laws and the company's operation in multiple states.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and subsequently revised FIN 46 in December 2003. As revised, FIN 46's consolidation provisions apply to interests in variable interest entities (VIEs) that are referred to as special-purpose entities for periods ending after December 15, 2003. For all other VIEs, FIN 46's consolidation provisions apply for periods ending after March 15, 2004, or as of March 31, 2004, for the company. The company does not have any interests in special-purpose entities. The company did not apply any of the FIN 46 consolidation provisions in 2003. The company is continuing to evaluate the effect of FIN 46 but does not expect that it will have a material effect.

Changes in Accounting Methods

Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry. Management believes that this methodology is preferable and that it better matches the income with the related expenses. For the year ended December 31, 2002, the effect of this change was to increase net income by $5.1 million ($0.15 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for the company to compute prior period pro forma amounts due to the lack of prior period data.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and Statement 142. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives. In accordance with Statement 142, the company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. In addition, the company performed the required goodwill impairment tests in 2002. No impairment charge resulted from these tests. A reconciliation of net income adjusted as if Statement 142 had been adopted at January 1, 2000, is presented in "Note J — Intangible Assets" of Notes to Consolidated Financial Statements.

Forward-Looking Statements

When used in the company's annual report, in Form 10-K or other filings by the company with the Securities and Exchange Commission, in the company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized company executive officer, the words or phrases "would be," "will allow," "expects to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

While forward-looking statements are provided to assist in the understanding of the company's anticipated future financial performance, the company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the company's control. Although the company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to, the following: the company's commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; override and contingent commissions are difficult to predict, and any decreases in the company's collection of them may have an impact on our operating results; the company's continued growth has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the company; the company's failure to integrate an acquired insurance agency efficiently may have an adverse effect on the company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict; a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; if the company is unable to respond in a timely and cost effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results; and quarterly and annual variations in the company's commissions and fees that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on the company's results of operations.

The company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

CONSOLIDATED BALANCE SHEET

Hilb Rogal & Hobbs

(in thousands)	December 31 2003	2002
Assets		
Current Assets		
Cash and cash equivalents, including $58,233 and $31,165, respectively, of restricted funds	$ 126,464	$134,692
Receivables:		
Premiums and commissions, less allowance for doubtful accounts of $4,243 and $5,567, respectively	223,431	175,948
Other	31,820	25,416
	255,251	201,364
Prepaid expenses and other current assets	14,603	21,509
Total Current Assets	396,318	357,565
Property and Equipment, net	25,487	20,386
Goodwill	565,023	414,237
Other Intangible Assets	112,414	83,283
Less accumulated amortization	63,191	55,547
Intangible Assets, net	614,246	441,973
Other Assets	13,176	13,100
	$1,049,227	$833,024
Liabilities and Shareholders' Equity		
Current Liabilities		
Premiums payable to insurance companies	$ 308,533	$235,057
Accounts payable	9,089	10,115
Accrued expenses	37,434	41,065
Premium deposits and credits due customers	34,290	32,075
Current portion of long-term debt	9,321	5,733
Total Current Liabilities	398,667	324,045
Long-Term Debt	174,012	177,151
Deferred Income Taxes	19,208	8,658
Other Long-Term Liabilities	23,073	12,522
Shareholders' Equity		
Common Stock, no par value; authorized 100,000 and 50,000 shares, respectively; outstanding 35,446 and 33,484 shares, respectively	228,357	168,558
Retained earnings	205,184	143,005
Accumulated other comprehensive income (loss)		
Unrealized loss on interest rate swaps, net of deferred tax benefit of $334 and $977, respectively	(502)	(1,465)
Other	1,228	550
	434,267	310,648
	$1,049,227	$833,024

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME

Hilb Rogal & Hobbs

(in thousands, except per share amounts)	**2003**	2002	2001
	Year Ended December 31		
Revenues			
Commissions and fees	**$555,732**	$446,673	$323,078
Investment income	**3,151**	2,439	2,585
Other	**4,764**	3,614	4,604
	563,647	452,726	330,267
Operating expenses			
Compensation and employee benefits	**302,497**	245,405	182,397
Other operating expenses	**97,358**	80,308	62,095
Depreciation	**9,082**	7,771	6,116
Amortization of intangibles	**9,828**	5,320	13,868
Interest expense	**10,692**	10,665	9,061
Integration costs	**4,094**	—	—
Retirement benefit	**5,195**	—	—
	438,746	349,469	273,537
Income before income taxes and cumulative effect of accounting change	**124,901**	103,257	56,730
Income taxes	**49,947**	42,082	24,381
Income before cumulative effect of accounting change	**74,954**	61,175	32,349
Cumulative effect of accounting change, net of tax	**—**	3,944	—
Net Income	**$ 74,954**	$ 65,119	$ 32,349
Net Income Per Share – Basic:			
Income before cumulative effect of accounting change	**$ 2.17**	$ 2.09	$ 1.18
Cumulative effect of accounting change, net of tax	**—**	0.14	—
Net income	**$ 2.17**	$ 2.23	$ 1.18
Net Income Per Share – Assuming Dilution:			
Income before cumulative effect of accounting change	**$ 2.06**	$ 1.89	$ 1.07
Cumulative effect of accounting change, net of tax	**—**	0.12	—
Net income	**$ 2.06**	$ 2.01	$ 1.07

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

Hilb Rogal & Hobbs

(in thousands, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2001	$ 22,361	$ 65,861	$ —
Issuance of 1,760 shares of Common Stock	32,131		
Repurchase of 10 shares of Common Stock	(211)		
Income tax benefit from exercise of stock options	1,261		
Payment of dividends ($.3475 per share)		(9,606)	
Unrealized loss on derivative contracts, net of deferred tax benefit of $955			(1,432)
Other			88
Net income		32,349	
Balance at December 31, 2001	55,542	88,604	(1,344)
Issuance of 5,174 shares of Common Stock	108,089		
Income tax benefit from exercise of stock options	4,927		
Payment of dividends ($.3575 per share)		(10,718)	
Unrealized loss on derivative contracts, net of deferred tax benefit of $22			(33)
Other			462
Net income		65,119	
Balance at December 31, 2002	168,558	143,005	(915)
Issuance of 3,095 shares of Common Stock	87,609		
Repurchase of 1,133 shares of Common Stock	(33,516)		
Income tax benefit from exercise of stock options	4,800		
Payment of dividends ($.3675 per share)		(12,775)	
Unrealized gain on derivative contracts, net of deferred tax expense of $643			963
Retirement benefit	906		
Other			678
Net income		74,954	
Balance at December 31, 2003	**$228,357**	**$205,184**	**$ 726**

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

Hilb Rogal & Hobbs

(in thousands)	Year Ended December 31 **2003**	2002	2001
Operating Activities			
Net income	**$ 74,954**	$ 65,119	$ 32,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Integration costs	**4,094**	—	—
Retirement benefit	**5,195**	—	—
Depreciation	**9,082**	7,771	6,116
Amortization of intangibles	**9,828**	5,320	13,868
Cumulative effect of accounting change, net of tax	**—**	(3,944)	—
Provision for losses on receivables	**1,362**	1,745	2,119
Provision for deferred income taxes	**3,462**	3,742	600
Gain on sale of assets	**(385)**	(212)	(2,708)
Income tax benefit from exercise of stock options	**4,800**	4,927	1,261
Changes in operating assets and liabilities net of effects from integration costs, retirement benefit and insurance agency acquisitions and dispositions:			
Increase in receivables	**(16,352)**	(15,893)	(20,122)
(Increase) decrease in prepaid expenses	**8,954**	(11,617)	(337)
Increase in premiums payable to insurance companies	**13,738**	1,462	15,483
Increase in premium deposits and credits due customers	**2,214**	13,265	4,055
Decrease in accounts payable	**(4,188)**	(349)	(1,265)
Increase (decrease) in accrued expenses	**(11,637)**	5,788	6,775
Other operating activities	**5,233**	(3,752)	3,945
Net Cash Provided by Operating Activities	**110,354**	73,372	62,139
Investing Activities			
Purchase of property and equipment	**(11,827)**	(6,641)	(5,633)
Purchase of insurance agencies, net of cash acquired	**(46,041)**	(107,011)	(34,948)
Proceeds from sale of assets	**1,311**	2,683	4,757
Other investing activities	**771**	2,647	396
Net Cash Used in Investing Activities	**(55,786)**	(108,322)	(35,428)
Financing Activities			
Proceeds from long-term debt	**30,000**	160,000	37,067
Principal payments on long-term debt	**(45,908)**	(71,506)	(34,435)
Debt issuance costs	**(557)**	(2,356)	—
Repurchase of Common Stock	**(33,516)**	—	(211)
Proceeds from issuance of Common Stock, net of tax payments for options exercised	**(40)**	42,642	3,173
Dividends	**(12,775)**	(10,718)	(9,606)
Net Cash Provided by (Used in) Financing Activities	**(62,796)**	118,062	(4,012)
Increase (Decrease) in Cash and Cash Equivalents	**(8,228)**	83,112	22,699
Cash and cash equivalents at beginning of year	**134,692**	51,580	28,881
Cash and Cash Equivalents at End of Year	**$126,464**	$ 134,692	$ 51,580

See notes to consolidated financial statements.

December 31, 2003

Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company, a Virginia corporation, operates as a network of wholly-owned subsidiary insurance brokerage operations located in 26 states. Its principal activity is the performance of retail insurance services which involves placing various types of insurance, including property, casualty, employee and executive benefits and other areas of specialized exposure, with insurance underwriters on behalf of its clients.

In September 2003, the company announced that it was changing its name to Hilb Rogal & Hobbs Company and immediately began doing business under the new name. The company's board of directors approved an amendment to the company's articles of incorporation to change the name subject to approval by the company's shareholders at the May 2004 annual meeting. The company's New York Stock Exchange ticker symbol will continue as "HRH."

NOTE A — Significant Accounting Policies

Principles of Consolidation: The accompanying financial statements include the accounts of the company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for the prior years have been reclassified to conform to current year presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues: Commission income (and fees in lieu of commission) as well as the related premiums receivable from clients and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Effective January 1, 2002, commissions on premiums billed and collected directly by insurance companies on middle-market property and casualty business are recorded as revenue on the later of the billing date or effective date (see Note B). Prior to 2002, these commissions were recorded as revenue when received. Commissions on premiums billed and collected directly by insurance companies on non-middle-market property and casualty and employee benefits business are recorded as revenue when received which, in many cases, is the company's first notification of amounts earned due to the lack of policy and renewal information. Contingent commissions are recorded as revenue when received which, in many cases, is the company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission.

The company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. The policy cancellation reserve as of December 31, 2003 and 2002, was $1.6 million and $1.2 million, respectively. For 2003, the net increase in the cancellation reserve was primarily comprised of $0.4 million in new reserves related to acquisitions.

Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers compensation consultative services which are provided over a period of time, typically one year. Override commissions are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of certain classes of business written with the specific underwriter and are recorded as earned.

Investment income is recorded as earned. The company's investment policy provides for the investment of premiums between the time they are collected from the client and remitted (net of commission) to the underwriter. Typically, premiums are due to the underwriters 45 days after the end of the month in which the policy renews. This investment activity is part of normal operations and, accordingly, investment income earned is reported in revenues.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

Allowance for Doubtful Accounts: The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate.

Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 4 to 7 years for furniture and equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.

Intangible Assets: The company has adopted Financial Accounting Standards Board Statements No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (Statement 142) (see Note B). The company accounts for all business combinations using the purchase method. As of January 1, 2002, the company ceased goodwill amortization and tests goodwill for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

Accounting for Stock-Based Compensation: At December 31, 2003 and 2002, the company had three stock-based compensation plans, which are described more fully in Note H. The company continues to account for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations. No stock-based compensation cost is reflected in net income for options except as disclosed in Note N, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), as amended by Statement of Financial Accounting Standards No. 148, establishes accounting and disclosure requirements using a fair value based method of accounting for stock options.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to stock-based compensation.

(in thousands, except per share amounts)	**2003**	2002	2001
Net Income—as reported	**$74,954**	$65,119	$32,349
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(6,817)**	(4,714)	(1,246)
Pro forma net income	**$68,137**	$60,405	$31,103
Net Income Per Share:			
Basic—as reported	**$ 2.17**	$ 2.23	$ 1.18
Basic—pro forma	**$ 1.97**	$ 2.07	$ 1.13
Assuming Dilution—as reported	**$ 2.06**	$ 2.01	$ 1.07
Assuming Dilution—pro forma	**$ 1.88**	$ 1.87	$ 1.03

The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk free rates of 3.50%, 4.64% and 5.01%; dividend yields of 0.99%, 0.86% and 1.76%; volatility factors of .267, .252 and .209; and an expected life of approximately seven years. The weighted average fair value per option granted in 2003, 2002 and 2001 was $11.40, $13.89 and $5.15, respectively.

Fair Value of Financial Instruments: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses and long-term debt approximate those assets' and liabilities' fair values. Fair values for interest rate swaps are based on third-party pricing models or formulas using current assumptions and are disclosed in Note D.

Derivatives: Effective January 1, 2001, the company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) as amended by Statement No. 138. Statement 133 requires the company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The company's use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding debt. These interest rate swaps are designated as cash flow hedges and are structured so that there is no ineffectiveness.

The change in value of the interest rate swaps is reported as a component of the company's OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. Derivative instruments are carried at fair value on the balance sheet in the applicable line item other assets or other long-term liabilities.

Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any amounts in OCI relating to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment.

Income Taxes: The company files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

Accrued Expenses: Accrued expenses included compensation and employee benefits of $28.7 million and $32.9 million at December 31, 2003 and 2002, respectively.

Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and subsequently revised FIN 46 in December 2003. As revised, FIN 46's consolidation provisions apply to interests in variable interest entities (VIEs) that are referred to as special-purpose entities for periods ending after December 15, 2003. For all other VIEs, FIN 46's consolidation provisions apply for periods ending after March 15, 2004, or as of March 31, 2004, for the company. The company does not have any interests in special-purpose entities. The company did not apply any of the FIN 46 consolidation provisions in 2003. The company is continuing to evaluate the effect of FIN 46 but does not expect that it will have a material effect.

NOTE B — Changes in Method of Accounting

Effective January 1, 2002, the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry. Management believes that this methodology is preferable and that it better matches the income with the related expenses. For the year ended December 31, 2002, the effect of this change was to increase net income by $5.1 million ($0.15 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for the company to compute prior period pro forma amounts due to the lack of prior period data.

In June 2001, the Financial Accounting Standards Board issued Statement 141 and Statement 142 (see Note A). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests (see Note J). Intangible assets with finite lives will continue to be amortized over their useful lives. In accordance with Statement 142, the company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. The company adopted the remaining provisions of Statement 142 effective January 1, 2002.

NOTE C — Property and Equipment

Property and equipment on the consolidated balance sheet consists of the following:

(in thousands)	**2003**	2002
Furniture and equipment	**$53,962**	$45,232
Buildings and land	**1,252**	962
Leasehold improvements	**7,973**	6,090
	63,187	52,284
Less accumulated depreciation	**37,700**	31,898
	$25,487	$20,386

NOTE D — Long-Term Debt

Long-term debt on the consolidated balance sheet consists of the following:

(in thousands)	**2003**	2002
Credit facility, interest currently 3.94% to 4.75%	**$164,287**	$173,436
Installment notes payable primarily incurred in acquisitions of insurance agencies, 1.21% to 10.0% due in various installments to 2007	**19,046**	9,448
	183,333	182,884
Less current portion	**9,321**	5,733
	$174,012	$177,151

Maturities of long-term debt for the four years ending after December 31, 2004 are $7.4 million in 2005, $2.3 million in 2006, $164.3 million in 2007 and none in 2008. At December 31, 2003, the company had a term loan included in the credit facility with $1.6 million due within one year classified as long-term debt in accordance with the company's intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

Interest paid was $10.9 million, $10.7 million and $8.9 million in 2003, 2002 and 2001, respectively.

On July 1, 2002, the company signed the Second Amended and Restated Credit Agreement (the Amended Credit Agreement) which provided for a credit facility of up to an aggregate of $290.0 million. The Amended Credit Agreement provided a revolving credit facility of $100.0 million and a term loan facility of $190.0 million. In July 2003, the company amended the credit facility to increase the available revolving credit portion of the facility to $130.0 million and extend the revolving credit maturity to December 31, 2006. In addition, the company modified certain covenants and repaid $12.9 million of the term loans outstanding under the credit facility. Borrowings under this facility bear interest at variable rates based on LIBOR plus a negotiated spread. In addition, the company pays commitment fees (0.375% at December 31, 2003) on the unused portion of the revolving credit facility. The term loan facility is payable quarterly beginning September 30, 2002 with the final payment due June 30, 2007. At December 31, 2003 and 2002, the company had borrowings of $154.3 million and $173.4 million, respectively, under the term loan facility and had $120.0 million and $100.0 million, respectively, available for future borrowings under the revolving credit facility. The Amended Credit Agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchases of common stock.

On June 17, 1999, the company entered into two interest rate swap agreements with an original combined notional amount of $45.0 million. The combined notional amount of these interest rate swaps is reduced quarterly by $0.9 million beginning September 30, 2000 through their maturity on June 30, 2004. The company designated these interest rate swaps as cash flow hedges under Statement 133. The company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the company's credit facility. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the company would be a counterparty's inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by a counterparty is believed to be remote due to the company's requirement that a counterparty have a strong credit rating. The company is exposed to market risk from changes in interest rates.

Under the interest rate swap agreements, the company makes payments based on fixed pay rates of 6.43% and 6.46% and receives payments based on the counterparties' variable LIBOR pay rates. At the end of the year, the variable rate was approximately 1.14% for each agreement. In connection with these interest rate swap agreements, the company recorded after-tax income (loss) in other comprehensive income of $963 thousand, ($33) thousand and ($917) thousand in 2003, 2002 and 2001, respectively. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps at December 31, 2003 and 2002, resulted in a liability of $0.8 million and $2.4 million, respectively, which is included in other long-term liabilities.

NOTE E — Retirement Plans

The company sponsors the HRH Retirement Savings Plan (the Retirement Savings Plan) which covered substantially all employees of the company and its subsidiaries except for the employees of Hobbs Group, LLC (Hobbs). The Retirement Savings Plan, which may be amended or terminated by the company at any time, provides that the company shall contribute to a trust fund a matching contribution of 3% of a participant's eligible compensation and such amounts as the board of directors shall determine.

In 2002, the company acquired Hobbs (see Note K). Hobbs sponsored the Hobbs Group, LLC 401(k) Savings Plan (the Hobbs Savings Plan) which covered substantially all employees of Hobbs and its subsidiaries. The Hobbs Savings Plan, which may be amended or terminated by Hobbs at any time, provided that Hobbs contribute to a trust fund a matching contribution of up to 4.5% of a participant's eligible compensation. Effective January 1, 2004, the Hobbs Savings Plan was terminated and merged into the Retirement Savings Plan.

Prior to merger with the company, certain of the other merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the company.

The total expense recorded by the company under the Retirement Savings Plan and the Hobbs Savings Plan for 2003, 2002 and 2001 was approximately $5.3 million, $4.2 million and $3.2 million, respectively.

In addition, in January 1998, the company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998, under the Plan and recognized expense related to these items of $0.2 million, $0.3 million and $0.3 million in 2003, 2002 and 2001, respectively. The Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual company match and profit sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the company in 2003, 2002 and 2001 related to these Plan provisions amounted to $0.4 million, $0.2 million and $0.2 million, respectively. At December 31, 2003 and 2002, the company's accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998, was $2.6 million and $2.3 million, respectively, and is included in other long-term liabilities.

NOTE F — Income Taxes

The components of income taxes shown in the statement of consolidated income are as follows:

(in thousands)	**2003**	2002	2001
Current			
Federal	**$39,833**	$31,734	$19,858
State	**6,652**	6,606	3,923
	46,485	38,340	23,781
Deferred			
Federal	**2,937**	3,174	509
State	**525**	568	91
	3,462	3,742	600
	$49,947	$42,082	$24,381

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective income tax rate varied from the statutory federal income tax rate as follows:

	2003	2002	2001
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Tax exempt investment income	**(0.2)**	(0.1)	(0.4)
State income taxes, net of federal tax benefit	**3.8**	4.5	4.6
Non-deductible goodwill amortization	**—**	—	2.4
Basis difference on sale of insurance accounts	**—**	0.1	0.1
Other	**1.4**	1.3	1.3
Effective income tax rate	**40.0%**	40.8%	43.0%

Income taxes paid were $33.3 million, $42.0 million and $22.1 million in 2003, 2002 and 2001, respectively.

Significant components of the company's deferred tax liabilities and assets on the consolidated balance sheet are as follows:

(in thousands)	**2003**	2002
Deferred tax liabilities:		
Intangible assets	**$26,024**	$13,726
Revenue recognition accounting change (see Note B)	**649**	1,315
Other	**3,681**	1,662
Total deferred tax liabilities	**30,354**	16,703
Deferred tax assets:		
Deferred compensation	**7,461**	4,328
Allowance for doubtful accounts	**1,598**	1,519
Deferred rent and income	**1,993**	1,507
Unrealized loss on interest rate swaps	**334**	977
Other	**3,349**	1,579
Total deferred tax assets	**14,735**	9,910
Net deferred tax liabilities	**$15,619**	$ 6,793

NOTE G — Leases

The company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2018 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows (in thousands):

2004	$ 22,478
2005	20,298
2006	16,604
2007	13,803
2008	10,520
Thereafter	26,792
	$110,495

Rental expense for all operating leases in 2003, 2002 and 2001 amounted to $22.1 million, $18.2 million and $14.2 million, respectively. Included in rental expense for 2003, 2002 and 2001 is approximately $1.8 million, $1.6 million and $1.3 million, respectively, which was paid to employees or related parties.

NOTE H — Shareholders' Equity

The company has adopted and the shareholders have approved the 2000 Stock Incentive Plan (as amended and restated in 2003), the Non-employee Directors Stock Incentive Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan which provide for the granting of options to purchase up to an aggregate of approximately 5,215,000 and 3,011,000 shares of common stock as of December 31, 2003 and 2002, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years.

Stock option activity under the plans was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2001	2,176,002	$ 9.25
Granted	587,000	19.58
Exercised	233,906	7.90
Expired	34,790	11.21
Outstanding at December 31, 2001	2,494,306	11.79
Granted	1,263,000	41.35
Exercised	358,405	8.77
Expired	34,750	31.61
Outstanding at December 31, 2002	3,364,151	23.00
Granted	650,000	36.72
Exercised	498,675	9.26
Expired	314,175	42.14
Outstanding at December 31, 2003	**3,201,301**	**26.04**
Exercisable at December 31, 2003	**1,770,609**	**18.88**
Exercisable at December 31, 2002	1,704,901	12.19
Exercisable at December 31, 2001	1,653,956	9.44

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable	
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.52 - 9.03	653,226	1.1	$ 8.23	653,226	$ 8.23
9.03 - 13.55	112,700	4.3	10.68	112,700	10.68
13.55 - 18.06	331,250	3.6	14.16	267,750	14.19
18.06 - 22.58	501,250	4.5	19.42	289,250	19.42
27.09 - 31.61	35,000	6.3	29.70	5,000	28.78
31.61 - 36.12	100,000	6.4	35.86	90,000	35.95
36.12 - 40.64	1,103,750	5.4	37.42	254,249	37.81
40.64 - 45.15	364,125	5.4	45.15	98,434	45.15
	3,201,301	**4.2**	**$26.04**	**1,770,609**	**$18.88**

There were 2,526,000 and 790,000 shares available for future grant under these plans as of December 31, 2003 and 2002, respectively.

No compensation expense related to these options was recognized in operations for 2003, 2002 or 2001 except as disclosed in Note N. As disclosed in Note A, the company accounts for its stock options using the intrinsic value method prescribed in APB No. 25. The company has also disclosed in Note A the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to its granted stock options.

During 2003, 2002 and 2001, the company awarded 142,200, 56,125 and 64,750 shares, respectively, of restricted stock under the 2000 Stock Plan with a weighted average fair value at the grant date of $33.62, $37.45 and $16.16 per share, respectively. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. During 2003, 2002 and 2001, 10,476, 1,850 and 1,740 shares, respectively, of restricted stock were forfeited. Compensation expense related to these awards was $1.9 million, $1.6 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE I — Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share:

(in thousands, except per share amounts)	**2003**	2002	2001
Numerator for basic net income per share – net income	**$74,954**	$65,119	$32,349
Effect of dilutive securities:			
5.25% Convertible Subordinated Debentures[1]	**—**	955	1,085
Numerator for dilutive net income per share — net income available after assumed conversions	**$74,954**	$66,074	$33,434
Denominator			
Weighted average shares	**34,357**	29,208	27,339
Effect of guaranteed future shares to be issued in connection with agency acquisitions	**238**	32	72
Denominator for basic net income per share	**34,595**	29,240	27,411
Effect of dilutive securities:			
Employee stock options	**697**	1,025	798
Employee non-vested stock	**113**	148	109
Contingent stock — acquisitions	**899**	25	29
5.25% Convertible Subordinated Debentures[1]	**—**	2,438	2,813
Dilutive potential common shares	**1,709**	3,636	3,749
Denominator for diluted net income per share — adjusted weighted average shares and assumed conversions	**36,304**	32,876	31,160
Net Income Per Share:			
Basic	**$ 2.17**	$ 2.23	$ 1.18
Assuming Dilution	**$ 2.06**	$ 2.01	$ 1.07

[1] *In November 2002, The Phoenix Companies, Inc., converted all of the company's 5.25% Convertible Subordinated Debentures into 2.8 million shares of the company's common stock.*

NOTE J — Intangible Assets

The company has adopted Statement 142 on accounting for goodwill and other intangible assets as disclosed in Note B. In accordance with Statement 142, the company performed the annual impairment tests of goodwill in 2003 and 2002 and the transitional impairment test of goodwill in 2002. No impairment charge resulted from these tests.

The following table provides a reconciliation for 2003, 2002 and 2001 of reported net income to adjusted net income had Statement 142 been applied as of January 1, 2001.

(in thousands, except per share amounts)	**2003**	2002	2001
Net Income — as reported	**$74,954**	$65,119	$32,349
Goodwill amortization, net of tax	**—**	—	8,421
Adjusted net income	**$74,954**	$65,119	$40,770
Net Income Per Share — Basic:			
Net income — as reported	**$ 2.17**	$ 2.23	$ 1.18
Goodwill amortization, net of tax	**—**	—	0.31
Adjusted net income	**$ 2.17**	$ 2.23	$ 1.49
Net Income Per Share — Assuming Dilution:			
Net income — as reported	**$ 2.06**	$ 2.01	$ 1.07
Goodwill amortization, net of tax	**—**	—	0.27
Adjusted net income	**$ 2.06**	$ 2.01	$ 1.34

Intangible assets on the consolidated balance sheet consist of the following:

(in thousands)	**2003** Gross Carrying Amount	**2003** Accumulated Amortization	2002 Gross Carrying Amount	2002 Accumulated Amortization
Amortizable intangible assets:				
Customer relationships	**$ 72,074**	**$ 8,952**	$ 48,286	$ 4,762
Noncompete/nonpiracy agreements	**37,178**	**10,205**	32,597	7,521
Tradename	**3,162**	**1,258**	2,400	453
Total	**$112,414**	**$20,415**	$ 83,283	$12,736
	Net Carrying Amount		Net Carrying Amount	
Indefinite-lived intangible assets:				
Goodwill	**$522,247**		$371,426	

Aggregate amortization expense for 2003, 2002 and 2001 was $9.8 million, $5.3 million and $13.9 million, respectively.

Future amortization expense is estimated as follows (in thousands):

2004	$11,181
2005	10,324
2006	10,305
2007	10,287
2008	10,230

The changes in the net carrying amount of goodwill for 2003 are as follows (in thousands):

Balance as of December 31, 2002	$371,426
Goodwill acquired	151,399
Goodwill disposed	(578)
Balance as of December 31, 2003	**$522,247**

NOTE K — Acquisitions

During 2003, the company acquired certain assets and liabilities of six insurance agencies and other accounts for $64.4 million ($20.1 million in cash, $15.5 million in guaranteed future payments and 843,106 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $67.9 million. The combined purchase price may be increased by $15.2 million in 2004, $15.0 million in 2005 and $6.4 million in 2006 based upon net profits realized. For certain acquisitions, the allocation of purchase price is preliminary and subject to refinement as the valuations of certain intangible assets are not final.

On July 1, 2002, the company acquired all of the issued and outstanding membership interest units of Hobbs Group, LLC (Hobbs) other than those owned by Hobbs IRA Corp. (HIRAC), and all of the issued and outstanding capital stock of HIRAC, pursuant to a purchase agreement dated May 10, 2002, by and among the company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC.

Hobbs is an insurance broker serving top-tier clients and provides property and casualty insurance brokerage, risk management and executive and employee benefits services. This acquisition allows the company to expand its capabilities in the top-tier market. In addition, Hobbs provides the company with additional market presence and expertise in the employee benefits services area and an increased presence in executive benefits. Hobbs also brings increased depth to the geographic reach of the company's existing national platform.

At the acquisition date, the company paid approximately $116.5 million in cash, which included acquisition costs of $2.3 million and the company's assumption and retirement of certain debt of Hobbs, and issued to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC an aggregate of 719,729 shares of the company's common stock valued at $31.6 million. In addition, the company paid contingent consideration in August 2003 consisting of $38.4 million in cash and the issuance of 1,751,747 shares of the company's common stock valued at $56.7 million. The values of the shares issued were determined based on the average market price of the company's stock over the period including two days before and after the date at which the number of shares to be issued became fixed.

The company has further agreed to assume and satisfy certain existing deferred compensation and earn-out obligations of Hobbs from Hobbs' prior acquisitions estimated to approximate a net present value of $30 million as of the date of acquisition. The assumed existing earn-outs will be recorded when their respective contingencies are resolved and consideration is paid.

The following table summarizes the fair values of the acquired assets and assumed liabilities at the date of acquisition and reflects the payment of contingent consideration:

(dollars in thousands)	Amount	Intangibles Weighted Average Useful Life (years)
Current assets	$79,600	
Property and equipment	2,053	
Intangible assets subject to amortization:		9.4
Customer relationships	41,800	10.0
Noncompete/nonpiracy agreements	4,100	7.0
Tradename	1,900	2.5
	47,800	
Goodwill	204,641	
Other assets	293	
Total assets acquired	334,387	
Current liabilities	82,121	
Deferred tax liabilities	5,650	
Other long-term liabilities	3,253	
Total liabilities assumed	91,024	
Net assets acquired	$243,363	

$151.7 million of the goodwill is deductible for tax purposes.

The following unaudited pro forma results of operations of the company give effect to the acquisition of Hobbs as though the transaction had occurred as of the beginning of the respective periods:

(in thousands, except per share amounts)	2002	2001
Total Revenues	$503,605	$425,492
Income before cumulative effect of accounting change and extraordinary item	$ 64,035	$ 38,646
Net Income	$ 67,568	$ 38,646
Income per share before cumulative effect of accounting change and extraordinary item:		
Basic	$ 2.16	$ 1.37
Assuming Dilution	$ 1.96	$ 1.25
Net Income Per Share:		
Basic	$ 2.28	$ 1.37
Assuming Dilution	$ 2.06	$ 1.25

The pro forma net income results for 2002 include a cumulative effect of accounting change of $3.9 million ($0.12 per share) related to the company's change in revenue recognition policy (see Note B) and an extraordinary loss of $0.4 million ($0.01 per share) related to Hobbs' debt extinguishment.

During 2002, the company acquired certain assets and liabilities of six other insurance agencies and other accounts for $11.1 million ($9.8 million in cash and $1.3 million in guaranteed future payments) in purchase accounting transactions. Assets acquired include intangible assets of $11.0 million. The combined purchase price was increased by $3.2 million in 2003 and may be increased by $1.1 million in 2004 and $1.1 million in 2005 based upon net profits realized.

During 2001, the company acquired certain assets and liabilities of 10 insurance agencies and other accounts for $84.1 million ($48.0 million in cash, $8.6 million in guaranteed future payments and 1,379,820 shares of common stock) in purchase accounting transactions. Assets acquired include intangible assets of $82.7 million. The combined purchase price was increased by $5.4 million in 2002 and $5.9 million in 2003, and may be increased by $3.6 million in 2004 based upon net profits realized.

The financial statements of the company reflect the combined operations of the company and each acquisition from the respective closing date of each acquisition.

NOTE L — Sale of Assets

During 2003, 2002 and 2001, the company sold certain insurance accounts and other assets resulting in net gains of approximately $0.4 million, $0.2 million and $2.7 million, respectively. These amounts are included in other revenues in the statement of consolidated income. Taxes related to these gains were $0.2 million, $0.1 million and $1.1 million in 2003, 2002 and 2001, respectively. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

NOTE M — Integration Costs

The company began the integration of Hobbs with the rest of the company subsequent to June 30, 2003 with the completion of the Hobbs earn-out. During 2003, the company recognized integration costs of $4.1 million and related income taxes of $1.6 million. These amounts represent costs such as severance and other employee-related costs, facility costs and branding expenses. Included as severance cost is $2.2 million related to a contractual termination benefit for Hobbs' former Chief Executive Officer.

NOTE N — Retirement Benefit

In March 2003, Andrew L. Rogal, the company's former Chairman and Chief Executive Officer, announced his decision to retire for personal reasons following the company's annual meeting of shareholders on May 6, 2003. In the first quarter of 2003, the company recorded a one-time retirement benefit charge of $5.2 million, and related income taxes of $2.0 million, representing a contractual retirement benefit for Mr. Rogal. The charge consists primarily of compensation and the accelerated vesting of stock options and non-vested stock. The company's board of directors elected Martin L. Vaughan, III, to succeed Mr. Rogal as Chairman and Chief Executive Officer.

NOTE O — Commitments and Contingencies

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $3.3 million and $1.3 million of funds held in escrow at December 31, 2003 and 2002, respectively. In addition, premiums collected from insureds but not yet remitted to insurance companies are restricted as to use by laws in certain states in which the company operates. The amount of cash and cash equivalents so restricted was approximately $54.9 million and $29.9 million at December 31, 2003 and 2002, respectively.

There are in the normal course of business various outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.

The company is generally involved in routine insurance policy related litigation. Several suits have been brought against the company involving settlement of various insurance matters where clients are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist and that such litigation will not have a material effect on the consolidated financial statements.

NOTE P — Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002:

	Three Months Ended[1]			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2003				
Total Revenues	**$141,991**	**$139,534**	**$139,374**	**$142,748**
Net Income	**18,098**	**19,065**	**18,385**	**19,405**
Net Income Per Share:				
Basic	**0.54**	**0.56**	**0.52**	**0.54**
Assuming Dilution	**0.51**	**0.52**	**0.50**	**0.53**
2002				
Total Revenues	$ 99,854	$ 95,717	$128,490	$128,665
Income before cumulative effect of accounting change	$ 15,184	$ 12,502	$ 17,249	$ 16,240
Cumulative effect of accounting change, net of tax	3,944[2]	—	—	—
Net Income	$ 19,128	$ 12,502	$ 17,249	$ 16,240
Net Income Per Share — Basic:				
Income before cumulative effect of accounting change	$ 0.54	$ 0.44	$ 0.59	$ 0.52
Cumulative effect of accounting change, net of tax	0.14[2]	—	—	—
Net income	$ 0.68	$ 0.44	$ 0.59	$ 0.52
Net Income Per Share — Assuming Dilution:				
Income before cumulative effect of accounting change	$ 0.48	$ 0.40	$ 0.53	$ 0.48
Cumulative effect of accounting change, net of tax	0.12[2]	—	—	—
Net income	$ 0.60	$ 0.40	$ 0.53	$ 0.48

[1] *Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.*

[2] *See Note B.*

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company

We have audited the accompanying consolidated balance sheets of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, in 2002 the company changed its method of accounting for commissions on premiums billed and collected directly by insurance companies on its middle-market property and casualty business and its method of accounting for goodwill and other intangible assets.

Ernst + Young LLP

Richmond, Virginia
February 7, 2004

BOARD OF DIRECTORS

Martin L. Vaughan, III [1]
Chairman and
Chief Executive Officer
Hilb Rogal & Hobbs Company
Glen Allen, Virginia

Robert B. Lockhart
President and
Chief Operating Officer
Hilb Rogal & Hobbs Company
Glen Allen, Virginia

Timothy J. Korman
Executive Vice President,
Finance and Administration
Hilb Rogal & Hobbs Company
Glen Allen, Virginia

(1) Executive Committee member
(2) Human Resources & Compensation Committee member
(3) Audit Committee member
(4) Corporate Governance Committee member
(5) Corporate Affairs Committee member
(6) Finance Committee member

Theodore L. Chandler, Jr. [1,3,4]
President and
Chief Operating Officer
LandAmerica Financial Group, Inc.
Richmond, Virginia

Norwood H. Davis, Jr. [1,2,4]
Chairman Emeritus
Trigon Healthcare, Inc.
Richmond, Virginia

Robert W. Fiondella [1,2,6]
Chairman Emeritus
The Phoenix Companies, Inc.
Hartford, Connecticut

J.S.M. French [3,6]
President
Dunn Investment Company
Birmingham, Alabama

Robert H. Hilb [1,5,6]
Chairman Emeritus
Hilb Rogal & Hobbs Company
Glen Allen, Virginia

Anthony F. Markel [2,3]
President and
Chief Operating Officer
Markel Corporation
Glen Allen, Virginia

Thomas H. O'Brien [1,2,6]
Chairman Emeritus
The PNC Financial
Services Group, Inc.
Pittsburgh, Pennsylvania

Julious P. Smith, Jr. [4,5]
Chairman and
Chief Executive Officer
Williams Mullen
Richmond, Virginia

Robert S. Ukrop [1,4,5]
President and
Chief Executive Officer
Ukrop's Super Markets, Inc.
Richmond, Virginia

OFFICERS

Martin L. Vaughan, III
Chairman and
Chief Executive Officer

Robert B. Lockhart
President and
Chief Operating Officer

Timothy J. Korman
Executive Vice President,
Finance and Administration

Carolyn Jones
Senior Vice President,
Chief Financial Officer and Treasurer

Walter L. Smith
Senior Vice President,
General Counsel and Secretary

William L. Chaufty
Vice President; Regional Director,
Central Region

Steven C. Deal
Vice President; Regional Director,
Mid-Atlantic Region

Daniel J. Donovan
Vice President, National Director
of Major Accounts

Michael A. Janes
Vice President; Regional Director,
West Region

Kimberly A. McGillicuddy
Vice President; Regional Director,
Northeast Region

John P. McGrath
Vice President; Regional Director,
Midwest Region

Karl E. Manke
Vice President, National Director
of Select Commercial and
Personal Lines

Peter E. Marcia
Vice President, National Director
of Employee Benefits

Robert S. O'Brien
Vice President, Production and
Sales Development

Benjamin H. Tyler
Vice President; Regional Director,
Southeast Region

Robert W. Blanton, Jr.
Vice President and Controller

Christopher T. Hearn
Vice President,
Financial Reporting

Vincent P. Howley
Vice President,
Agency Financial Operations

A. Brent King
Vice President and
Associate General Counsel

Henry C. Kramer
Vice President, Human Resources

William C. Widhelm
Vice President, Internal Audit

Elizabeth J. Cougot
Assistant Vice President,
Corporate Communications

Valerie Elwood
Assistant Vice President

Diane D. Schnupp
Assistant Vice President,
Chief Technology Officer

GENERAL INFORMATION

Form 10-K
Any shareholder wishing to obtain a copy of the company's Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, may do so without charge by writing to the Secretary at the corporate address.

Certifications
The company has filed certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the company's Form 10-K for the year ended December 31, 2003.

Annual Meeting
The company's Annual Meeting of Shareholders will be held on May 4, 2004, at 10:00 a.m. at the corporate headquarters.

Transfer Agent and Registrar
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-676-0801
www.melloninvestor.com

Shareholder Inquiries
Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to Mellon Investor Services, LLC Shareholder Services. Other inquiries should be directed to the Secretary at the corporate address.

Outside Counsel
Williams Mullen
Richmond, Virginia

Independent Auditors
Ernst & Young LLP
Richmond, Virginia

Shareholders
The company's common stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 2003, there were 502 holders of record of the company's common stock.

Market Price of Common Stock
High and low stock prices and dividends per share for the indicated quarters were:

	Sales Price		Cash Dividends
Quarter Ended	High	Low	Declared
2003			
March 31	$ 43.89	$ 28.41	$ .0900
June 30	37.20	31.24	.0925
September 30	35.80	29.20	.0925
December 31	32.73	27.16	.0925
2002			
March 31	$ 38.70	$ 26.65	$ .0875
June 30	46.15	30.37	.0900
September 30	45.70	33.80	.0900
December 31	44.83	35.88	.0900

Corporate Headquarters
The Hilb Rogal & Hobbs Building
4951 Lake Brook Drive
Suite 500
Glen Allen, Virginia 23060-9272
804-747-6500
804-747-6046 fax
www.hrh.com

Financial Measures Reconciliation

This annual report contains references to financial measures that exclude certain charges and non-recurring items. The company believes that these adjusted financial measures provide additional measures of performance that investors can use in evaluating the company's performance. The schedule below provides a reconciliation of these financial measures to those prepared in accordance with accounting principles generally accepted in the United States (GAAP).

	Operating Net Income					Operating Net Income Per Share				
(in thousands, except per share data)	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
GAAP Net Income	$74,954	$65,119	$32,349	$21,802	$19,486	$2.06	$2.01	$1.07	$0.77	$0.72
Excluding:										
Non-operating gains, net of tax	(227)	(126)	(1,598)	(616)	(3,307)	(0.01)	—	(0.05)	(0.02)	(0.12)
Integration costs, net of tax	2,497	—	—	—	1,121	0.07	—	—	—	0.04
Retirement benefit, net of tax	3,169	—	—	—	—	0.09	—	—	—	—
Cumulative effect of accounting change, net of tax	—	(3,944)	—	325	—	—	(0.12)	—	0.01	—
Operating Net Income	$80,393	$61,049	$30,751	$21,511	$17,300	$2.21	$1.89	$1.02	$0.76	$0.64

PROBLEM SOLVED[SM]

Hilb Rogal & Hobbs
The Hilb Rogal & Hobbs Building
4951 Lake Brook Drive
Suite 500
Glen Allen, Virginia 23060-9272
804-747-6500
804-747-6046 fax
www.hrh.com